(An Exploration Stage Company)

Audited Consolidated Financial Statements

For the year ended December 31, 2016

(In U.S. Dollars, tabular amounts in thousands unless otherwise noted)

Management’s Responsibility for Financial Reporting

The management of Quaterra Resources Inc. is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including consolidated financial statements, reflects amounts based on management’s best estimates and judgments. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting and internal control matters before the consolidated financial statements are approved by the Board of Directors and submitted to the Company’s shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the independent auditor’s report.

“Thomas C. Patton” (signed)	“Lei Wang” (signed)
Thomas C. Patton	Lei Wang
President and Chief Executive Officer	Chief Financial Officer

March 29, 2017
Vancouver, British Columbia, Canada

March 30, 2017

Independent Auditor’s Report

To the Shareholders of Quaterra Resources Inc.

We have audited the accompanying consolidated financial statements of Quaterra Resources Inc. which comprise the consolidated statement of financial position as at December 31, 2016 and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Quaterra Resources Inc. as at December 31, 2016 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF QUATERRA RESOURCES INC.

We have audited the accompanying consolidated financial statements of Quaterra Resources Inc., which comprise the consolidated statement of financial position as at December 31, 2015 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2015 and 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Quaterra Resources Inc. as at December 31, 2015, and its financial performance and its cash flows for the years ended December 31, 2015 and 2014 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Chartered Professional Accountants

Vancouver, Canada
March 24, 2016

Quaterra Resources Inc.
Consolidated Statements of Financial Position
(In thousands of U.S. Dollars)

	Note	December 31, 2016	December 31, 2015
Assets		$	$

Current assets:
Cash and cash equivalents		6,665	4,522
Other receivable		3	5
Amounts due from exploration partner		-	48
Amounts due from Freeport-McMoRan Mineral Properties		-	1,935
Marketable securities	3 (f)	132	-
Prepaid expenses		47	81
		6,847	6,591
Non-current assets:
Equipment		-	14
Mineral properties	3	27,597	30,300
Reclamation bonds		70	52
		27,667	30,366
Total Assets		34,514	36,957

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		111	526
Convertible notes	5	540	379
Loan payable	4	540	515
		1,191	1,420
Non-current liability
Derivative liability - warrants	6	938	1,392
		938	1,392
Total Liabilities		2,129	2,812
Shareholders' Equity
Share capital		100,051	100,051
Share-based payment reserve		18,560	18,424
Accumulated comprehensive loss		(31)	-
Deficit		(86,195)	(84,330)
		32,385	34,145
Total Liabilities and Shareholders' Equity		34,514	36,957

(See the accompanying notes to the consolidated financial statements)

Approved on behalf of the Board of Directors on March 29, 2017:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

Quaterra Resources Inc.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of U.S. Dollars, except for shares and per share amounts)

		Year ended December 31,
	Note	2016	2015	2014
		$	$	$
General administrative expenses
Administration and general office expense		300	274	316
Consulting		92	160	34
Depreciation		14	10	30
Investor relations and communications		69	72	78
Personnel costs		419	720	908
Professional fees		199	275	570
Share-based payments	8 (a)	136	208	220
Transfer agent and regulatory fees		43	63	96
Travel and promotion		70	78	40
		(1,342)	(1,860)	(2,292)

Exploration partner fees	3 (e)	25	25	20
Fair value gain (loss) on derivative liability		454	(1,207)	597
Foreign exchange gain		23	70	182
General exploration costs		(6)	(18)	(366)
Gain (loss) on disposal of assets	2 (a), 3(e, f)	536	(42)	2,861
Impairments	3 (f, g)	(1,480)	-	(3,027)
Interest expense		(75)	(72)	(116)
		(523)	(1,244)	151
Net loss for the year		(1,865)	(3,104)	(2,141)
Other comprehensive loss
Items that maybe reclassified to profit and loss
Net change in fair value of marketable securities	3 (c)	(31)	-	-
Comprehensive loss for the year		(1,896)	(3,104)	(2,141)
Loss per share - basic and diluted		(0.01)	(0.02)	(0.01)
Weighted average number of common shares outstanding		193,479,416	193,479,416	193,479,416

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)

	Year ended December 31,
	2016	2015	2014
	$	$	$
Operating activities
Net loss for the year	(1,865)	(3,104)	(2,141)
Items not involving cash:
Depreciation	14	10	30
Loss (gain) on disposal of equipment	-	42	(5)
Fair value (gain) loss on derivative liability	(454)	1,207	(597)
Gain on disposal of assets	(536)	-	(2,854)
Impairments of mineral properties	1,480	-	3,026
Interest expense	70	83	65
Share-based payments	136	208	220
	(1,155)	(1,554)	(2,256)
Changes in non-cash working capital
Other receivable	2	(1)	10
Prepaid expenses	34	(15)
Accounts payable and accrued liabilities	92	(197)	(64)
Cash used in operating activities	(1,027)	(1,767)	(2,310)

Financing activities
Other payable	-	-	460
Loan payable	-	500	(550)
Cash provided by financing activities	-	500	(90)

Investing activities
Expenditures on mineral properties	(5,145)	(3,684)	(1,673)
Recovery from exploration partners	48	(22)	17
Proceeds from option agreement	5,075	4,575	2,382
Proceeds from sale of mineral properties	3,000	3,500	2,391
Net proceeds from disposal of assets	343	-	35
Reclamation bonds	(18)	9	78
Cash provided by in investing activities	3,303	4,378	3,230
Effect of foreign exchange on cash	(133)	(72)	(117)

Increase in cash and cash equivalents	2,143	3,039	713

Cash and cash equivalents, beginning of year	4,522	1,483	770

Cash and cash equivalents, end of year	6,665	4,522	1,483
Supplemental cash flow information (Note 12)

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Changes in Equity
(In thousands of U.S. Dollars, except for shares)

	Common Shares			Accumulated
			Share-based	other
			payment	comprehensive
	Number of	Amounts	reserve	loss	Deficit	Total
	Shares	($)	($)	($)	($)	($)

Balance, December 31, 2013	193,479,416	100,051	16,782	-	(79,085)	37,748
Share-based payments	-	-	220	-	-	220
Net loss for the year	-	-	-	-	(2,141)	(2,141)
Balance, December 31, 2014	193,479,416	100,051	17,002	-	(81,226)	35,827
Share-based payments	-	-	208	-	-	208
Derivative liability - warrants	-	-	1,214	-	-	1,214
Net loss for the year	-	-	-	-	(3,104)	(3,104)
Balance, December 31, 2015	193,479,416	100,051	18,424	-	(84,330)	34,145
Share-based payments	-	-	136	-	-	136
Other comprehensive loss	-	-	-	(31)	-	(31)
Net loss for the year	-	-	-	-	(1,865)	(1,865)
Balance, December 31, 2016	193,479,416	100,051	18,560	(31)	(86,195)	32,385

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Quaterra Resources Inc. (“Quaterra” or the “Company”) was incorporated in British Columbia, Canada, under the Business Corporations Act (British Columbia) on May 11, 1993. The Company is a copper exploration company working on mineral properties it has acquired by way of option agreements and claim staking in Nevada, United States.

The Company defers all acquisition, exploration and evaluation costs related to the properties on which it is conducting exploration. The nature of the Company’s operations requires significant expenditures for the acquisition, exploration, and development of those mineral properties. To date, the Company has not earned significant revenue and is considered to be in the exploration stage. The underlying value of the amounts recorded as mineral properties and the Company’s continued existence is dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to acquire new properties and obtain funding to complete the exploration activities. The carrying value of the Company’s mineral properties does not reflect current or future values.

The primary office of the Company is located at 1199 West Hastings Street, Suite 1100, Vancouver, British Columbia, Canada, V6E 3T5.

2.	SIGNIFICANT ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The accounting policies applied in the preparation of these consolidated financial statements are set out below and have been applied consistently to all the years presented, unless otherwise stated.

a)	Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale and the derivative financial liability, which are stated at their fair values.

These consolidated financial statements incorporate the financial statements of Quaterra and its subsidiaries:

			Percentage of ownership
		Place of	at December 31,
Name of subsidiary	Principal activity	incorporation	2016	2015
Quaterra Alaska Inc.	Exploration	United States	100%	100%
Singatse Peak Services LLC	Exploration	United States	100%	100%
Quaterra International Limited	Holding company	British Virgin Islands	100%	100%
QTA International Nieves Limited	Holding company	British Virgin Islands	100%	100%
Minera Agua Tierra SA de CV (1)	Exploration	Mexico	-	100%
Minera Stockwork de Plata, SA de CV (2)	Holding company	Mexico	-	100%

(1)	Agua Tierra SA de CV was sold to a private Mexican entity on January 15, 2016 for gross proceeds of $500,000.
(2)	Minera Stockwork de Plata, SA de CV was liquidated.

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over that entity. All material intercompany transactions, balances and expenses are eliminated on consolidation.

b)	Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires the use of estimates and judgments that affect the amounts reported and disclosed. These estimates and judgments are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgments made that affect these financial statements, actual results may be materially different.

The areas where estimates are significant to the consolidated financial statements relate to, but are not limited to, the following:

(i)	Carrying value of mineral properties and impairment assessment

The assessment of the impairment indicators involves the application of a number of estimates and assumptions such as metal price trends, plans for properties and the results of exploration and evaluation to date.

(ii)	Fair value of derivative liabilities

Fair value of derivative liabilities that are not traded in an active market is determined by using a valuation technique. Management makes estimates and utilizes assumptions in determining the fair value for share-based payments, warrants and the (gain) loss on the revaluation of the derivative liability in determining inputs to be used for the Black-Scholes option pricing model.

The critical judgements that the Company has made are related to the economic recoverability of the mineral properties, the determination of functional currency for the Company and its subsidiaries and the assumption of no material restoration, rehabilitation and environmental exposure.

c)	Translation of foreign currencies

The Company’s presentation currency is the U.S. dollar (“$” or “USD”). Items included in the consolidated financial statements of the Company and each of its subsidiaries are measured in each entity’s functional currency which is the currency of the primary economic environment the entity operates. The functional currency and all of its subsidiaries is USD.

In preparing the financial statements, transactions in currencies other than an entity’s functional currency (“foreign currencies”) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the statement of loss.

d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and highly liquid investments with an original maturity of 90 days or less.

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

e)	Exploration and evaluation assets

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property is put into production, sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred.

When technical feasibility and commercial viability of extracting a mineral resources are demonstrable, the exploration and evaluation costs are transferred to property and equipment. When a property is placed into commercial production, capitalized costs will be depleted using the units-of-production method.

Proceeds from the sale of properties or cash proceeds received from farm-out agreements are recorded as a reduction of the related mineral interest, with any excess proceeds accounted for in net income (loss).

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

f)	Impairment

The Company’s assets are reviewed for indication of impairment at each reporting date. If any such indication exists, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs of disposal and value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of loss.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that this does not exceed the original carrying amount that if no impairment loss had been recognized.

g)	Convertible notes

The Company’s convertible notes are split into their corresponding debt and equity components at the date of issue. The debt component is classified as a liability and recorded at the present value of the Company’s obligation to make future principal and interest payments. The equity component represents the value of the conversion right and attached warrants and is determined using the residual value approach.

h)	Share-based payments

Share-based payments to employees are measured at the fair value of the equity instruments issued and are amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or at the fair value of the equity instruments issued (if it is determined the fair value of the goods or services measured), and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payment reserve. If and when the stock options or warrants are ultimately exercised, the applicable amount of reserve is transferred to share capital.

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

i)	Financial instruments

Financial instruments are classified as one of the following: fair value through profit or loss (“FVTPL”), held- to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value on initial recognition.

Financial assets and liabilities designated as FVTPL are subsequently measured at fair value with changes in fair value recognized in net loss. Financial assets designated as “available-for-sale” are subsequently measured at fair value with unrealized gains and losses recognized in other comprehensive loss.

Financial assets designated as “loans and receivables” or “held-to-maturity”, and financial liabilities designated as “other financial liabilities” are measured at amortized cost.

The Company has classified cash and cash equivalents, other receivable and amounts due as “loans and receivables”; marketable securities as “financial assets at FVTPL”; accounts payable and accrued liabilities, loan payable as “other financial liabilities”; and derivative liability as “held-for-trading”.

j)	Provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

The Company had no material provisions at December 31, 2016 and 2015.

k)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

l)	Income tax

Income tax comprises current and deferred tax. Income tax is recognized in net loss, except to the extent related to items recognized directly in equity or in other comprehensive loss.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

Recent and Future Accounting Changes

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

IFRS 9, Financial Instruments, replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. The standard is effective for annual periods beginning on or after January 1, 2018, with an early adoption permitted. The Company is currently assessing the impact of this standard on its financial statements.

IFRS 16, Leases, specifies how a Company will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17 Leases. The standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact of this standard on its financial statements.

3.	MINERAL PROPERTIES

The Company has a 100% interest in four copper properties, MacArthur, Yerington, Bear and Wassuk, collectively the “Yerington Assets”, which are located in the Yerington District, Nevada, and held by its wholly owned subsidiary, Singatse Peak Services LLC (“SPS”).

On June 16, 2014, the Company announced a Membership Interest Option Agreement (the “Option Agreement”) with Freeport-McMoRan Nevada LLC (“Freeport Nevada”) whereby Freeport Nevada could earn an initial 55% interest in SPS by funding a three-stage exploration work program totaling $40.75 million. Should Freeport Nevada elect it can earn a further 20% by funding $97.85 million in SPS, or complete a feasibility study, whichever comes first. Alternatively Freeport Nevada can choose to fund with Quaterra proportional to their 55% and 45% respective interest. After Freeport Nevada has earned a 75% interest, Quaterra may elect to fund 25% of the project expenditures or transfer a 5% interest for up to $50 million to Freeport Nevada.

On June 13, 2016, Freeport Nevada extended its option for up to four additional periods of six months each by making total $5.75 million payments to SPS:

•	$1.8 million on June 13, 2016 (received);
•	$1.25 million on December 13, 2016 (received); and
•	$1.35 million each on June 13, 2017 and December 13, 2017, respectively.

Freeport can cancel this option with a 60-day notice to Quaterra.

From June 2014 to December 31, 2016, the Company received a total $12.15 million from Freeport Nevada pursuant to the terms of the Option Agreement with a cash balance of $1.5 million as at December 31, 2016. Funds received were credited to the carrying value of the Yerington Assets. The funds were used for mineral property maintenance, environmental compliance, exploration drilling and office overhead in Yerington.

Details and status of the Option Agreement as of December 31, 2016, are listed below:

Three Stages	Option Period	Funding Requirement	Funds Received
Stage 1	June 13, 2014 – June 13, 2015	$2.5 million	$2.5 million
Stage 2	June 13, 2015 – June 13, 2016	$6.6 million	$6.6 million
Stage 2 - extended	June 13, 2016 – June 13, 2018	$5.75 million	$3.05 million
Total		$14.85 million	$12.15 million

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

Total mineral property maintenance and exploration costs are listed in the table below:

		United States				Mexico
Mineral Properties	MacArthur	Yerington	Bear	Wassuk	Other	Nieves	Total
	$	$	$	$	$	$	$
December 31, 2014	20,079	9,702	443	529	1,549	2,365	34,667
Option payments	(1,708)	(617)	(46)	-	-	-	(2,371)
Balance, December 31, 2014	18,371	9,085	397	529	1,549	2,365	32,296
Additions:
Property maintenance	368	203	750	131	13	2	1,467
Geological & mapping	-	11	672	-	-	21	704
Geophysical & survey	-	-	228	-	-	-	228
Assay & labs	2	-	62	-	-	-	64
Drilling	(41)	-	1,495	-	-	-	1,454
Technical study	-	16	146	-	-	-	162
	329	230	3,353	131	13	23	4,079
Option payments / instalment	(368)	(231)	(3,976)	-	-	(1,500)	(6,075)
Balance, December 31, 2015	18,332	9,084	(226)	660	1,562	888	30,300
Additions:
Property maintenance	150	63	1,388	152	-	-	1,753
Geological & mapping	-	376	732	-		-	1,108
Geophysical & survey	79	154	46	-		-	279
Assay & labs	4	1	80	-		-	85
Drilling	-	-	1,150	-		-	1,150
Technical study	47	78	322	-		-	447
	280	672	3,718	152	-	-	4,822
Disposal					(82)	-	(82)
Impairments	-	-	-	-	(1,480)	-	(1,480)
Option payments / instalment	(1,075)	(356)	(3,492)	(152)	-	(888)	(5,963)
Balance, December 31, 2016	17,537	9,400	-	660	-	-	27,597

a) MacArthur Copper, Nevada

The Company entered into an option agreement with North Exploration LLC dated September 2005 to acquire the MacArthur property for $2.2 million. The Company had completed and earned in a 100% interest in the MacArthur property in January 2015.

The property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to a 1% NSR royalty for a consideration of $1.0 million.

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

b) Yerington Copper, Nevada

The Company acquired a 100% interest in the Yerington property from the Arimetco bankruptcy proceeding in April 2011 for $500,000 cash and 250,000 common shares of Quaterra.

The acquisition followed years of due-diligence studies and negotiations with state and federal agencies and the receipt of Bona Fide Prospective Purchase (“BFPP”) letters from the U.S. Environmental Protection Agency (“EPA”), the Nevada Division of Environmental Protection (“NDEP”) and the Bureau of Land Management (“BLM”) to protect SPS from liability emanating from activities of the former mine owners and operations.

The property has a 2% NSR royalty capped at $7.5 million on commencement of commercial production.

c) Bear Copper, Nevada

Bear Deposit consists of five option agreements covering private land in Yerington, Nevada. Under the terms of these option agreements, the Company is required to make approximately $6.24 million in cash payments over ten years ($2.82 million paid) in order to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties. Aggregate payments due under the five option agreements by year are as follows:

•	$329,258 due in 2013 (paid);
•	$341,258 due in 2014 (paid);
•	$788,258 due in 2015 (paid);
•	$1,363,258 due in 2016 (paid);
•	$895,258 due in 2017;
•	$975,258 due in 2018;
•	$1,012,000 due in 2019;
•	$512,000 due in 2020, and
•	$12,000 each due in 2021 and 2022, respectively.

d) Wassuk Copper, Nevada

The Company has an option to earn an interest in certain unpatented mining claims in Lyon County, Nevada, over ten years and is required to make $1.51 million in cash payments ($650,000 paid) and incur a work commitment of $300,000 ($nil incurred) by August 1, 2018 as below:

•	$390,000 prior payments before August 23, 2013 (paid);
•	$80,000 each on or before August 1, 2014 and 2015 (paid);
•	$100,000 on or before August 1, 2016 (paid);
•	$200,000 each on or before August 1, 2017 and 2018; and
•	$230,000 each on or before August 1, 2019 and 2020, respectively.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration for $1.5 million.

e) Nieves Silver Concessions, Mexico

On December 29, 2014, the Company entered into a Stock Purchase Agreement (“Nieves Agreement”) to sell its 50% interest in the Nieves property to its exploration partner Blackberry Ventures 1, LLC (“Blackberry”) for $4.0 million. Under the terms of the Nieves Agreement, the Company would receive four equal instalment payments of $1.0 million each on December 29, 2014 (received), March 1, 2015 (received), September 1, 2015 (received $500,000) and March 1, 2016 (received in June 2016). Blackberry would earn an additional 12.5% interest in the Nieves property upon completion of each payment.

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

Since September 2015, the Company had extended the 3rd and 4th instalment to a later date; in May 2016 the Company agreed to reduce the remaining payments from $1.5 million to $1.0 million, subject to certain conditions. On June 30, 2016, the Nieves Agreement was concluded with the final $1.0 million tranche received from Blackberry.

During the year ended December 31, 2016, Blackberry paid a $25,000 penalty for a delay in payment, $30,000 interest at 6% per annum on the amounts owed, and reimbursed $77,724 geological personnel costs paid by the Company for the period August 1, 2015, to March 31, 2016.

The Company no longer holds any interest in assets in Mexico.

f) Herbert Gold, Alaska

The Company acquired a 100% interest in Herbert Gold property through an option agreement dated November 12, 2007, and entered into a joint venture agreement with Grande Portage Resources Ltd. (“Grande Portage”), a publicly listed company on TSX-V, in October 2011. In June 2012 Grande Portage earned its 65% interest in the property by spending $1.25 million in exploration according to the joint venture agreement.

On July 29, 2016, the Company completed the sale of its 35% interest in the Herbert Gold property to Grande Portage for a consideration of 1,182,331 common shares of Grande Portage. As the result of this sale, a $1.45 million impairment was recorded.

These Grande Portage shares are recorded as marketable securities, classified as available-for-sale, and recorded at fair market value determined by reference to their closing share price at each reporting date. Any fair value gain or loss is recognized in the other comprehensive income (loss) at each reporting date.

During the year ended December 31, 2016, $30,921 loss was recognized:

	Number	Fair value
	of shares	($)
December 31, 2015	-	-
Addition	1,182,331	163
Revaluation	-	(31)
December 31, 2016	1,182,331	132

g) Other Mineral Properties

On October 3, 2014, Freeport-McMoRan Mineral Properties Inc. (“FMMP”) acquired the remaining interests in three of the Company’s mineral properties for $5 million. $1.0 million was received on Oct 3, 2014, the remaining $4.0 million was payable in $500,000 tranches every three months commencing on January 1, 2015. The Company recorded the present value of the $5 million at 5% and accreted interest to income on the effective interest method. In connection with this transaction, the Company issued to FMMP 19 million share purchase warrants.

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

During the year ended December 31, 2016, the Company received $2.0 million and accrued $79,788 interest income related to the receivable. On October 4, 2016, the final tranche of $500,000 was received and the 19 million warrants issued to FMMP were fully vested.

$34,324 Reveille gold property was written off due to its inactive status with no foreseeable exploration plan.

4.	LOAN PAYABLE

On May 8, 2015, the Company entered into a $500,000 secured note (“Loan Payable”) with Freeport Nevada in order to facilitate a real property interest acquisition within the Bear Deposit area.

The Loan Payable bears a simple interest at a rate of 5% per annum and is due 180 days following written notice of termination of the Option Agreement by Freeport Nevada. The Company can extend repayment by 180 days by paying an extension fee of 5% of the outstanding principal and provided the interest accrued does not exceed $100,000.

In the event Freeport Nevada elects to enter Stage 3 of the Option Agreement, the $500,000 may be credited to the Freeport Nevada future funding obligation.

5.	CONVERTIBLE NOTES

On July 2, 2014, the Company closed a non-brokered private placement of 500 units for gross proceeds of $500,000. Each unit was priced at $1,000 and comprised of one non-transferable convertible redeemable promissory note (“Note”) and 11,442 non-transferable warrants. Each warrant entitles the holders to purchase one common share of the Company at a price of CAD$0.16 per share until January 2, 2016, subject to an acceleration provision.

The expiry date of the Notes was extended to January 2, 2017 in December 2015, and further extended to January 2, 2018 in December 2016.

The Notes bear simple interest at a rate of 10% per annum. Interest may be paid in cash or shares at the option of the Company, subject to any required exchange approvals in the case of share payments.

The Notes provide the following terms as to conversion or redemption:

(i)	The outstanding principal amount of each Note may be converted by the Note holder into common shares of the Company at the rate of CAD$0.10 per share at any time until maturity.

(ii)

The Notes automatically convert into common shares at CAD$0.10 per share in the event the closing price of the shares is CAD$0.12 or higher for 10 consecutive trading days. Subsequent to December 31, 2016, the conversion clause was triggered (Note 16).

(iii)

The Company may, prior to conversion, redeem the principal amount of the notes outstanding by paying to the holders the principal amount of the Notes together with interest in cash at the rate of 15% per annum calculated to the date of such redemption.

The conversion feature in the notes is an embedded derivative liability requiring separate accounting. At inception, the notes were recorded at a fair value of $298,000 and will be accreted to their face value over time at an effective interest rate of 35%.

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

6.	DERIVATIVE LIABILITY

In connection with the convertible note issue on July 2, 2014 and an Asset Purchase Agreement with FMMP on October 3, 2014, the Company issued 5,721,000 and 19,000,000 share purchase warrants to the note holders and FMMP, respectively.

As these warrants are either exercisable in a different currency from the Company’s functional currency, or the number of shares to be issued upon exercising are subject to change, they are classified as derivative liabilities and carried at fair value and revalued at each reporting date.

As of December 31, 2016, the derivative liabilities were revalued at $938,336 using the weighted average assumptions: volatility of 116%, expected term of 1.2 year, discount rate of 0.54% and dividend yield of 0%.

7.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value. There were no shares issued in the years ended December 31, 2016 and 2015.

Subsequent to the year ended December 31, 2016, the Company extinguished US$579,972 convertible debt including principal and interest by issuing total 7,489,898 common shares (Note 16).

8.	SHARE-BASED PAYMENTS

a)	Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options outstanding and exercisable:

	December 31, 2016		December 31, 2015
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price (CAD$)	Options	Exercise Price (CAD$)
Outstanding, beginning of year	15,765,000	0.38	15,400,000	0.55
Granted	3,025,000	0.07	2,635,000	0.12
Expired	(2,870,000)	(1.24)	(2,270,000)	(1.25)
Forfeiture	(210,000)	(0.32)	-	-
Outstanding, end of year	15,710,000	0.16	15,765,000	0.38
Exercisable, end of year	15,310,000	0.17	15,765,000	0.38

The following table summarizes stock options outstanding by expiry dates with exercise price at the date of recording in Canadian dollars:

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

Exercise Price		Number of Options Outstanding
(CAD$)	Expiry Date	December 31, 2016	December 31, 2015
1.60	March 24, 2016	-	200,000
1.25	August 9, 2016	-	2,370,000
0.90	October 24, 2016	-	300,000
0.50	March 27, 2017	100,000	100,000
0.45	June 28, 2017	2,400,000	2,520,000
0.16	September 19, 2018	3,760,000	3,810,000
0.10	June 25, 2019	2,815,000	2,830,000
0.05	December 31, 2019	1,000,000	1,000,000
0.05	March 26, 2020	200,000	200,000
0.13	July 16, 2020	2,410,000	2,435,000
0.065	April 14, 2021	3,025,000	-
		15,710,000	15,765,000

The Company used the following assumptions in the Black-Scholes option pricing model:

	December 31, 2016		December 31, 2015		December 31, 2014
Weighted average share price	CAD	0.06	CAD	0.09	CAD	0.09
Risk-free interest rate		0.60%		0.48%		1.25%
Expected share price volatility		141%		143%		111%
Expected option life in years		5.0		5.0		5.0
Forfeiture rate		0%		0%		0%
Expected dividend yield		0%		0%		0%

Share-based payment expenses were allocated as follows:

	Year ended December 31,
	2016	2015	2014
	$	$	$
Consultants	30	38	11
Directors and officers	85	146	178
Employees	21	24	31
	136	208	220

b)	Share purchase warrants

The following table summarizes information about warrants outstanding with a weighted average exercise price of $0.14 as of December 31, 2016 and 2015:

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

			Number of Warrants
Expiry date		Exercise price	December 31, 2016	December 31, 2015
January 2, 2018	CAD	0.16	5,721,000	5,721,000
September 13, 2018		$0.15	29,810,000	29,810,000
October 3, 2019		$0.16	19,000,000	19,000,000
			54,531,000	54,531,000

9.	RELATED PARTY TRANSACTIONS

a)

Key management comprises directors and executive officers. In the event of a change of control, certain executive officers are entitled to termination benefits equal to the amount that would have been paid during the unexpired term of their employment agreement, and others to the equivalent of either one or two years’ salary. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management was as follows:

	Year ended December 31,
	2016	2015	2014
	$	$	$
Salaries	367	517	583
Directors' fees	36	18	-
Share-based payments	85	146	179
	488	681	762

b)

Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary Mr. Lawrence Page. It provides office space and general office and administrative services for a monthly fee of CAD$13,000 of which CAD$5,000 can be cancelled with a 30-day notice.

10.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. As of December 31, 2016, all the Company’s significant non-current assets are located in the United States.

11.	COMMITMENTS AND CONTINGENCIES

a)

The Company has a five-year service agreement with Manex ending on August 31, 2017, at a monthly rate of CAD$8,000. The Company may terminate the service agreement by paying Manex CAD$64,000 as of December 31, 2016.

b)

To acquire certain mineral property interests in Nevada (Note 3), the Company must make optional acquisition expenditures in order to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert back to the property vendors.

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	December 31, 2016	December 31, 2015	December 31, 2014
Non-cash items	$	$	$
Exploration expenditures included in accounts payable	72	398	3
Warrant derivative liability	-	1,280	-
Extension of convertible note	-	215	-

13.	DEFERRED INCOME TAXES

	a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2016	2015

Loss for the year	$1,865	$3,104
Canadian statutory tax rate	26%	26%
Income tax benefit computed at statutory rates	(485)	807
Foreign tax rates different from statutory rates	(145)	78
Expired losses	-	(599)
Other	(77)	1,877
Rate difference between current and deferred taxes	(138)	(34)
Foreign exchange gains or losses	-	(872)
Permanent differences	513	(55)
Unused tax losses and tax offsets not recognized in tax asset	332	(1,202)
	$-	$-

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the deferred tax assets will be recovered. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2016	2015

Non-capital losses	$33,583	$52,980
Share issue costs	17	410
Tax value over book value of mineral properties	4,329	4,246
Tax value over book value of equipment	69	561
Tax value over book value of investments	73	21
	-	-
Unrecognized deductible temporary differences	$38,071	$58,218

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

The Company’s unused non-capital losses expire as follows:

	Canada	United States
2022 - 2026	$520	$758

2027 - 2036	15,885	15,592

Total	$16,405	$16,350

The Company’s unused capital losses of $8.0 million are available to carry forward indefinitely.

14.	CAPITAL MANAGEMENT

The Company considers its capital to be equity, comprising share capital, reserves and deficit. The Company’s objectives are to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and to maximize shareholder return through enhancing the share value.

The Company manages capital through its budgeting and forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities.

To maintain its objectives, the Company may issue new shares, adjust capital spending, acquire or dispose of assets. There is no assurance that these initiatives will be successful.

There was no change in the Company’s approach to capital management during the year ended December 31, 2016. The Company is not subject to any externally imposed capital requirements.

15.	FINANCIAL INSTRUMENT RISK

The board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company examines the various financial instrument risk to which it is exposed and assesses the impact and likelihood of those risks.

a) Interest rate risk

The Company’s cash is held in bank accounts that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value as of December 31, 2016. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows. Cash is invested in highly liquid investments which are available to discharge obligations when they come due.

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

c) Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company is exposed to credit risk through its cash and cash equivalents which are held in large Canadian financial institutions that have high credit ratings assigned by international credit ratings agencies. The Company believes this credit risk is insignificant.

16.	SUBSEQUENT EVENT

On February 28, 2017, the convertible notes were automatically converted to common shares of Quaterra at a price of CAD$0.10 per share. As a result, total 7,489,898 common shares are issued among which 880,898 shares are related to the interest payment. In addition, $53,315 interest was paid in cash.